Exhibit 20.1

            MSGI COMPLETES ACQUISITION OF STEVENS-KNOX & ASSOCIATES

NEW YORK (Jan. 22) -- Marketing Services Group, Inc. (Nasdaq: MSGI), an integrated marketing services industry leader, today announced the completion of its acquisition of Stevens-Knox & Associates, Inc., a leading direct marketing firm located in New York and London. Details will be made available early next week.

Marketing Services Group, Inc.(www.msginet.com) provides direct marketing and database marketing, telemarketing and telefundraising, media planning and buying, interactive fulfillment, Web development, online consulting and e-commerce to nearly 1,000 clients worldwide.